EXHIBIT 99.1

For Immediate Release

Compugen Statement Regarding Insider Trading Allegations

TEL AVIV, ISRAEL – April 7, 2014 –Compugen Ltd. (NASDAQ: CGEN) issued the following statement today.

In recent days newspapers in Israel have reported that the Israel Securities Authority (“ISA”) is investigating Mr. Aryeh Czaczkes Axselbrad, the husband of Ms. Dikla Czaczkes Axselbrad, Compugen’s CFO, for allegedly providing friends and family members last year with insider information regarding a then impending collaboration agreement between Compugen and Bayer Pharma AG.  The newspapers have also reported that Aryeh Czaczkes Axselbrad was released under restrictive conditions and that his attorney has stated that he denied the accusations.

Mr. Martin Gerstel, Compugen’s Chairman of the Board of Directors stated, “Although certain officers of the Company, including Dikla, have been investigated by the ISA, to the Company's knowledge, the Company itself is not a subject of this investigation.  Furthermore, to the Company's knowledge, currently no restrictions have been imposed by the ISA on Dikla’s continuing performance as CFO of Compugen.”

Mr. Gerstel continued, “Any incident of insider trading would be a very serious violation of long standing Company policy and would be treated as such. Since the investigation is still at an early stage, no changes are being made at this time with respect to Dikla's role at Compugen, however this decision will of course be subject to review as additional information becomes available.”

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing oncology and immunology monoclonal antibody therapeutic candidates against its drug targets. For additional information, please visit Compugen's corporate website at http://www.cgen.com/.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, include words such as “may,” “expects,” “anticipates,” “potential,” “believes,” and “intends,” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@netvision.net.il
Tel: +972-52-598-9892